EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three months ended June 30, 2004
Earnings:
Income before income taxes	$1,455
Add:
Rent expense representative of interest(1)	695
Interest expense net of capitalized interest	1,838
Amortization of debt discount and expense	281
Amortization of capitalized interest	9

Adjusted Earnings	$4,278
Fixed Charges:
Rent expense representative of interest(1)	$695
Interest expense net of capitalized interest	1,838
Amortization of debt discount and expense	281
Capitalized interest	—

Fixed Charges	$2,814

Ratio of earnings to fixed charges	1.52

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.